POWER OF ATTORNEY

The undersigned does hereby make, constitute, and appoint DarrowEverett LLP, a Rhode Island limited liability partnership, and each of its representatives, signing singly, with full power of substitution, as its true and lawful attorney in fact ("Attorney in Fact") in its name, place, and stead to do and perform the following acts, which are limited to the preparation and electronic filing of certain documents with the United States Securities and Exchange Commission (the "SEC") on its Electronic Gathering, Analysis, and Retrieval ("EDGAR") system, in connection with filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(f), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(f), 13(g) or 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8th day of February 2022.

David P. Cohen

David P. Cohen